UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

FNB Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

Shirley Martin, Chairman

FNB Corporation Shareholders Committee

P.O. Box 6022

Christiansburg, VA 24068

(540) 382-3130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

William R. Rakes

Gentry Locke Rakes & Moore, LLP

10 Franklin Road, S.E.

P.O. Box 40013

Roanoke, Virginia 24022

(540)983-9300

January 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Section 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). FNB Corporation Shareholders Committee
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None
8. Shared Voting Power None
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Kenneth S. Bowling
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,904 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 2,904 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,904 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Kendall O. Clay
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 24,505 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 24,505 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,505 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). H. Douglas Covington
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,579 shares of Common Stock.
8. Shared Voting Power None
9. Sole Dispositive Power 3,579 shares of Common Stock.
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,579 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Richard P. Gordon
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,946 shares of Common Stock.
8. Shared Voting Power None
9. Sole Dispositive Power 7,946 shares of Common Stock.
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,946 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Daniel D. Hamrick
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 10,317 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 10,317 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,317 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Willard H. Maddy
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 676 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 676 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 676 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Shirley Martin
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 41,595 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 41,595 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,595 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Carl M. McNeil
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 55,000 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 55,000 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Conrad O’Brien
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 46,556 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 46,556 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,556 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Nelson J. Wimmer
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 86,699 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 86,699 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,699 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Frances B. Altizer
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,995 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 2,995 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,995 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Susan B. Bibb
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 16,193 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 16,193 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,193 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Sandra W. Chapin
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,423 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 4,423 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,423 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Barbara Lee Clark
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None.
8. Shared Voting Power 5,000 shares of Common Stock.
9. Sole Dispositive Power None.
10. Shared Dispositive Power 5,000 shares of Common Stock.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Roy K. Clark
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None.
8. Shared Voting Power 5,000 shares of Common Stock.
9. Sole Dispositive Power None.
10. Shared Dispositive Power 5,000 shares of Common Stock.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Joy V. Foster
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,476 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 1,476 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,476 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Richard Graham
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,302 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 1,302 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,302 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). F. Spencer Hall
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,745 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 8,745 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,745 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Ralph E. Martin
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,475 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 1,475 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,475 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Ocie M. McNeil
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 22,500 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 22,500 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,500 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Joan H. Munford
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,278 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 9,278 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,278 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Phyllis Jean Nelson
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,908 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 2,908 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,908 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Frances Parsons
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,475 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 2,475 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,475 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Sandra S. Ridinger
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,000 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 3,000 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Gill R. Roseberry
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,263 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 8,263 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,263 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Ruth W. Shelor
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 35 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 35 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Nancy B. Showalter
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 31,500 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 31,500 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,500 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Robert J. Styne
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 23,928 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 23,928 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,928 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Aleen T. Wade
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,380 shares of Common Stock.
8. Shared Voting Power None.
9. Sole Dispositive Power 2,380 shares of Common Stock.
10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,380 shares of Common Stock.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of the Issuer’s shares of Common Stock.
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

The securities to which this statement relates are the shares of common stock (the “Shares”), of FNB Corporation, a Virginia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 105 Arbor Drive, Christiansburg, Virginia 24068.

Item 2.	Identity and Background.

(a), (b), (c) and (f). This statement is being filed by the FNB Corporation Shareholders Committee (the “Committee”), and by Kenneth S. Bowling, Kendall O. Clay, H. Douglas Covington, Richard P. Gordon, Daniel D. Hamrick, Willard H. Maddy, Shirley Martin, Carl M. McNeil, Conrad O’Brien, and Nelson J. Wimmer, the members of the Committee, and Frances B. Altizer, Susan B. Bibb, Sandra W. Chapin, Barbara Lee Clark, Roy K. Clark, Joy V. Foster, Richard Graham, F. Spencer Hall, Ralph E. Martin, Ocie M. McNeil, Joan H. Munford, Phyllis Jean Nelson, Frances Parsons, Sandra S. Ridinger, Gill R. Roseberry, Ruth W. Shelor, Nancy B. Showalter, Robert J. Styne, and Aleen T. Wade, the other participants acting on behalf of the Committee (“Other Participants”). Messrs. Clay, Covington and Hamrick are directors of the Issuer. Each of the members is a citizen of the United States. The members of the Committee and the Other Participants are collectively referred to as members of the Committee for purposes of this filing.

FNB Corporation Shareholders Committee. The Committee is a newly-formed association. The Committee was formed for the purpose of evaluating strategic alternatives that may enhance the value of the Issuer to its shareholders and opposing the proposed merger between FNB Corporation and Virginia Financial Group. The business address of the Committee is Post Office Box 6022, Christiansburg, Virginia 24068

Kenneth S. Bowling. Mr. Bowling is a principal in the H. T. Bowling construction company, who serves as Chairman of the FNB Bank Radford advisory board. His business address is 6629 Hickman Cemetery Road, Radford, VA 24143.

Kendall O. Clay. Mr. Clay is a Radford attorney and a member of the Company’s Board. His address is P.O. Box 852, Radford, VA 24143-0852.

H. Douglas Covington. Mr. Covington is the retired president of Radford University and a member of the Company’s Board. His address is 2127 Woodland Hills Drive, Blacksburg, VA 24060.

Richard P. Gordon. Mr. Gordon is a principal in the H. T. Bowling construction company. His business address is 6629 Hickman Cemetery Road, Radford, VA 24143.

Daniel D. Hamrick. Mr. Hamrick is a Christiansburg attorney and a member of the Company’s Board. His business address is 104 South Franklin Street, Christiansburg, VA 24073.

Willard H. (Billy) Maddy. Mr. Maddy is a realtor in Christiansburg. His business address is 1200 Elm Street, Suite A, Christiansburg, VA 24073.

Shirley Martin. Ms. Martin is a retired Company employee. Her address is 1373 Flanagan Drive, Christiansburg, VA 24073.

Carl M. McNeil. Mr. McNeil currently serves on FNB Bank’s board and is in the real estate business in Christiansburg. His business address is P.O. Box 6127, Christiansburg, VA 24068-6127.

Conrad O’Brien. Mr. O’Brien is a Salem businessman. His business address is 26 W. Main Street, Salem, VA 24153.

Nelson J. Wimmer. Mr. Wimmer is a former member of FNB Bank’s board and is the owner of a farm equipment dealership in Christiansburg. His business address is P.O. Box 270, Christiansburg, VA 24068.

Frances B. Altizer. Mr. Altizer is a retired dairy farmer. His address is 1582 Laurel Ridge Mill Road, Riner, VA 24149.

Susan B. Bibb. Ms. Bibb is retired. Her address is P.O. Box 319, Riner, VA 24149.

Sandra W. Chapin. Ms. Chapin is a retired Registrar in Montgomery County. Her address is 880 Carson Drive, Christiansburg, VA 24073.

Barbara Lee Clark. Ms. Clark is retired. Her address is 210 Robert Street, Christiansburg, VA 24073.

Roy K. Clark. Mr. Clark is retired. His address is 210 Robert Street, Christiansburg, VA 24073.

Joy V. Foster. Ms. Foster is retired. Her address is 900 Second Street, Christiansburg, VA 24073.

Richard Graham. Mr. Graham is a realtor in Christiansburg. His address is 650 Atkinson Road, Christiansburg, VA 24073.

F. Spencer Hall. Mr. Hall is retired. His address is 3375 Torrey Pines Circle, Riner, VA 24149.

Ralph E. Martin. Mr. Martin is a realtor. His address is 3313 Torrey Pines Circle, Riner, VA 24149.

Ocie M. McNeil. Mr. McNeil is a retired Company employee. His address is 2087 Mudpike Road, Christiansburg, VA 24073.

Joan H. Munford. Ms. Munford is retired and serves on FNB Bank’s board. Her address is 205 Eakin Street, S.E., Blacksburg, VA 24060.

Phyllis Jean Nelson. Ms. Nelson is retired from Montgomery County School System. Her address is 406 West Main Street, Christiansburg, VA 24073.

Frances Parsons. Ms. Parsons is retired and she served on the Blacksburg Town Council for 32 years. Her address is 716 Gracelyn Court, Blacksburg, VA 24060.

Sandra S. Ridinger. Ms. Ridinger is retired. Her address is 570 Summit Ridge Road, Christiansburg, VA 24073.

Gill R. Roseberry. Mr. Roseberry is a banker and a former FNB Corp. and Salem Bank & Trust Banker. His address is 1202 Turner Street, Salem, VA 24153.

Ruth W. Shelor. Ms. Shelor is retired. Her address is 15 Montague Street, N.E., Christiansburg, VA 24073.

Nancy B. Showalter. Ms. Showalter is retired. Her address is 735 Southview Terrace, Christiansburg, VA 24073.

Robert J. Styne. Mr. Styne is retired and is a member of FNB Bank’s board. His address is 2662 Fairview Church Road, Riner, VA 24149.

Aleen T. Wade. Ms. Wade is a retired banker. Her address is P.O. Box 6112, Christiansburg, VA 24068.

(d) and (e) No reporting person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Purchases of Shares by the reporting persons were made with personal funds.

Item 4.	Purpose of the Transaction.

This Schedule 13D is being filed as the result of the organization of the FNB Corporation Shareholders Committee, which was organized on September 13, 2007. As a result of the organization of the Committee, the members of the Committee may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

In the aggregate, the members of the Committee hold approximately 5.8% of the issued and outstanding shares of common stock of the Issuer. The Committee holds no Shares of the Issuer and has no right to acquire any Shares or to vote, or to control the voting of, any Shares. Further, each member of the Committee disclaims beneficial ownership of shares of common stock of the Issuer held by the other members of the Committee and no member of the Committee has any right to vote the Shares held by any other member of the Committee or to control the disposition of Shares of other members.

Neither the Committee nor any member thereof has any current plan or intention to acquire additional Shares of the Issuer.

The purpose of the Committee is to evaluate strategic alternatives that may enhance the value of the Issuer to its shareholders and to oppose the proposed merger between FNB Corporation and Virginia Financial Group. The Committee and its representatives may seek to effect or influence a change of control of the Issuer, including communicating with shareholders to encourage them to vote against the proposed merger transaction. The Committee may, from time to time, consider various other alternatives in order to influence the performance of the Issuer and the activities of its Board of Directors. Depending on various factors, the Committee may take such actions as it deems appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, soliciting additional members for the Committee, communicating with other shareholders of the Issuer, seeking alternative board representation, making proposals to the Board of Directors of the Issuer, or changing its intentions with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The members of the Committee are the beneficial owners of 427,653 shares of common stock. All of the shares are held with sole voting and sole dispositive power.

(c) There have been no other transactions effected during the past 60 days by any of the reporting persons in relation to shares of common stock of the Issuer.

(d) To the best knowledge of the reporting persons, no person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the reporting persons, except as set forth herein or in the Exhibit filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1	–	Joint Filing Agreement

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2008

FNB CORPORATION SHAREHOLDERS COMMITTEE

/s/ Kenneth S. Bowling
Kenneth S. Bowling

/s/ Kendall O. Clay
Kendall O. Clay

/s/ H. Douglas Covington
H. Douglas Covington

/s/ Richard P. Gordon
Richard P. Gordon

/s/ Daniel D. Hamrick
Daniel D. Hamrick

/s/ Willard H. Maddy
Willard H. Maddy

/s/ Shirley Martin
Shirley Martin

/s/ Carl M. McNeil
Carl M. McNeil

/s/ Conrad O’Brien
Conrad O’Brien

/s/ Nelson J. Wimmer
Nelson J. Wimmer

OTHER PARTICIPANTS

/s/ Frances B. Altizer
Frances B. Altizer

/s/ Susan B. Bibb
Susan B. Bibb

/s/ Sandra W. Chapin
Sandra W. Chapin

/s/ Barbara Lee Clark
Barbara Lee Clark

/s/ Roy K. Clark
Roy K. Clark

/s/ Joy V. Foster
Joy V. Foster

/s/ Richard Graham
Richard Graham

/s/ F. Spencer Hall
F. Spencer Hall

/s/ Ralph E. Martin
Ralph E. Martin

/s/ Ocie M. McNeil
Ocie M. McNeil

/s/ Joan H. Munford
Joan H. Munford

/s/ Phyllis Jean Nelson
Phyllis Jean Nelson

/s/ Frances Parsons
Frances Parsons

/s/ Sandra S. Ridinger
Sandra S. Ridinger

/s/ Gill R. Roseberry
Gill R. Roseberry

/s/ Ruth W. Shelor
Ruth W. Shelor

/s/ Nancy B. Showalter
Nancy B. Showalter

/s/ Robert J. Styne
Robert J. Styne

/s/ Aleen T. Wade
Aleen T. Wade

AGREEMENT FOR

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to file jointly the Statement on Schedule 13D (the “Statement”) relating to the Common Stock, no par value, of FNB Corporation, and any amendments thereto which may be deemed necessary pursuant to Regulation 13D or G promulgated under Section 13 of the Securities Exchange Act of 1934, as amended.

It is understood and agreed that a copy of this Agreement shall be attached as an Exhibit to the Statement, filed on behalf of each of the parties hereto.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the 30th day of January, 2008.

FNB CORPORATION SHAREHOLDERS COMMITTEE

/s/ Kenneth S. Bowling
Kenneth S. Bowling

/s/ Kendall O. Clay
Kendall O. Clay

/s/ H. Douglas Covington
H. Douglas Covington

/s/ Richard P. Gordon
Richard P. Gordon

/s/ Daniel D. Hamrick
Daniel D. Hamrick

/s/ Willard H. Maddy
Willard H. Maddy

/s/ Shirley Martin
Shirley Martin

/s/ Carl M. McNeil
Carl M. McNeil

/s/ Conrad O’Brien
Conrad O’Brien

/s/ Nelson J. Wimmer
Nelson J. Wimmer

OTHER PARTICIPANTS

/s/ Frances B. Altizer
Frances B. Altizer

/s/ Susan B. Bibb
Susan B. Bibb

/s/ Sandra W. Chapin
Sandra W. Chapin

/s/ Barbara Lee Clark
Barbara Lee Clark

/s/ Roy K. Clark
Roy K. Clark

/s/ Joy V. Foster
Joy V. Foster

/s/ Richard Graham
Richard Graham

/s/ F. Spencer Hall
F. Spencer Hall

/s/ Ralph E. Martin
Ralph E. Martin

/s/ Ocie M. McNeil
Ocie M. McNeil

/s/ Joan H. Munford
Joan H. Munford

/s/ Phyllis Jean Nelson
Phyllis Jean Nelson

/s/ Frances Parsons
Frances Parsons

/s/ Sandra S. Ridinger
Sandra S. Ridinger

/s/ Gill R. Roseberry
Gill R. Roseberry

/s/ Ruth W. Shelor
Ruth W. Shelor

/s/ Nancy B. Showalter
Nancy B. Showalter

/s/ Robert J. Styne
Robert J. Styne

/s/ Aleen T. Wade
Aleen T. Wade